Exhibit 99.1

Daqo New Energy Announces Three-Year High-Purity Polysilicon Supply Agreement with Zhonghuan Semiconductor

Shanghai, China – March 2, 2021 -- Daqo New Energy Corp. (NYSE: DQ) (“Daqo New Energy”, the “Company” or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that it has signed a three-year high-purity polysilicon supply agreement with Zhonghuan Semiconductor (SZ:002129) (“Zhonghuan”) for its solar wafer business. Zhonghuan is a global leading high-quality mono-crystaline solar wafer producer.

Under the supply agreement, Daqo New Energy will provide Zhonghuan with high-purity mono-grade polysilicon in a total amount of 41,000 MT over three years from 2021 to 2023. Actual prices will be negotiated by both parties monthly according to market conditions. As part of the supply agreement, Zhonghuan will make an advance payment to Daqo New Energy.

Mr. Haoping Shen, Chief Executive Officer of Zhonghuan, commented, “We are very pleased to enter into a long-term partnership with Daqo New Energy who shares the same core values with us in terms of innovation and quality. This partnership will help us better execute our strategy as a leading solar products provider to serve the fast-growing global solar PV market.”

Mr. Longgen Zhang, Chief Executive Officer of Daqo New Energy, commented, “We are very pleased to strengthen our cooperation with Zhonghuan through this three-year polysilicon supply agreement. We will continue to expand our capacity to better address the increasing demand for high-purity polysilicon and further improve product quality to accommodate innovative solar PV technologies in future.”

About Zhonghuan Semiconductor

Tianjin Zhonghuan Semiconductor Co., Ltd.(Zhonghuan Semiconductor) is a listed company of Shenzhen Stock Exchange (stock code: 002129). Zhonghuan Semiconductor has been focused on “green, low carbon and sustainable development” and dedicated to two major industries, namely, semiconductor energy-saving and new energy industries. Company products are widely used in smart grid transmission, new energy vehicles, high-speed rail, wind power inverters, integrated circuits, consumer electronics, aerospace, solar power and other fields.

About Daqo New Energy

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company is one of the world's lowest cost producers of high-purity polysilicon. Daqo’s highly-efficient and technically advanced manufacturing facility in China currently has a nameplate annual polysilicon production capacity of 70,000 metric tons.

For further information, please contact:

Daqo New Energy Corp.

Investor Relations Department

Phone: +86-187-1658-5553

Email: dqir@daqo.com

Christensen

In China
Mr. Rene Vanguestaine
Phone: +86 178 1749 0483

E-mail: rvanguestaine@christensenir.com

In the U.S.
Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com

For more information, please visit www.dqsolar.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; changes in the political and regulatory environment; and the duration of COVID-19 outbreaks in China and many other countries and the impact of the outbreaks and the quarantines and travel restrictions instituted by relevant governments on economic and market conditions, including potentially weaker global demand for solar PV installations that could adversely affect the Company’s business and financial performance. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.